

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

March 9, 2007

Mr. Hemdat Sawh
Chief Financial Officer
Goldbelt Resources LTD
Sterling Tower
372 Bay Street, Suite 1201
Toronto, Ontario Canada
M5H 2W9

>   **Re: Goldbelt Resources LTD.**
>   **Form 20-F for the Fiscal Year Ended June 30, 2006**
>   **Filed December 27, 2006**
>   **File No. 0-28296**

Dear Mr. Sawh:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2006

Selected Financial Data, page 9

1.   Please explain why your disclosure indicates that your selected financial data is qualified in its entirety by reference to your audited financial statements. It is unclear why any such qualification is necessary.

2.   Please revise your disclosure to also present Shareholders Equity . Refer to Item 3.A.2 of Form 20-F

Independent Auditors' Report, page 59

3.   Please have your auditors provide an opinion with the title, "Report of Independent Registered Public Accounting Firm," if applicable.

Financial Statements

General

4.   It appears based on your disclosure that for U.S. GAAP purposes, you are an exploratory stage company. Please modify your disclosures throughout your document including your financial statement headers to indicate your stage of development for U.S. and Canadian GAAP purposes.

Note 12 - Differences Between Canadian and United States GAAP

Note d) - page 80

5.   We note your disclosure that indicates under U.S. GAAP, exploration expenditures are generally considered insupportable until a commercially mineable deposit is determined. Please note and modify your policy accordingly that under U.S. GAAP, exploration costs are expensed as incurred regardless of a projects stage of development or the existence of reserves.

Note e) – page 81

6.   We note your disclosure pertaining to a difference arising for the accounting treatment for the conversion feature of a convertible note. Please tell us where this convertible note is discussed elsewhere in your notes to the financial statements. We are unable to locate any disclosure that describes this transaction and the related financial statement presentation. In addition, please expand your disclosure to state the accounting methodology that is applicable under U.S. GAAP.

Engineering Comments

Risk Factors, page 11

7.   Please provide a risk factor that addresses the many risks associated with mine
        development related to:

        ▪   The isolated nature of your mineral properties in Burkina Faso in particular;

        ▪   The undeveloped nature of the country in general including lack of
            infrastructure and support facilities; availability, education levels and
            familiarity with machinery of likely local employees; and,

        ▪   The lack of a significant gold mining industry and its associated support
            suppliers.

Business Overview, page 18

Belahouro Tenements and the Inata Project, page 20

8.   Concerning the disclosure in this section, please:

        ▪   Revise your disclosure to provide a table that contains your tonnage and grade
            estimates for your mineral resources estimates, remove all estimates of ounces
            that are not reserves, and clarify that these are estimates, not certainties,

        ▪   Clarify that the results of the prefeasibility study are preliminary in nature,
            and that the study explores the possibilities of how this deposit may be mined,

        ▪   Clarify that you do not have any "mineral reserves" that meet the standards of
            Industry Guide 7.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief